HUALE ACOUSTICS CORPORATION

March 19, 2019

Mr. HUANG Yusheng, Managing Director

HUALE GROUP CO., LIMITED

Dear Mr. Huang:

This Memorandum of Understanding is intended to set forth the basic terms and conditions under which the shareholders of HUALE GROUP CO., LIMITED (“HGL” and “Purchasers”), a Seychelles private company limited by shares, and Huale Acoustics Corporation (“HAC” and “Seller”), a Nevada company, collectively known as the “Parties,” intend to enter into a Definitive Agreement, containing the deal points and such other provisions, conditions, representations and warranties, covenants and indemnities as are normal and customary for a Definitive Share Exchange Agreement, under which the shareholders of HGL shall exchange all of the shares that they own in HGL for not less than 90 percent of the shares of HAC’s common stock and shall appoint a new Board of Directors of HAC. The consummation of the exchange transaction under which HAC will acquire 100% of the equity ownership of HGL shall be referred to as the “Transaction.”

HGL owns 100% of HUALE (HK) INVESTMENT CO., LIMITED (“HHK”), which is a Hong Kong private company limited by shares. HHK has established a wholly foreign owned entity (“WFOE”) in the People’s Republic of China (“China) that intends to build a situational platform that will spread a health, quality and elegance lifestyle in China by providing the public with a close-up experience of the world’s top home audio, video and other international high-end home products.

The proposed terms of the Transaction are as follows:

1.	Definitive Agreement. Consummation of the Transaction as contemplated hereby will be subject to the negotiation and execution of a mutually satisfactory definitive share exchange agreement (the “Definitive Agreement”), setting forth the specific terms and conditions of the stock exchange transaction proposed hereby. The execution of the Definitive Agreement by the Parties is subject to approval by the Board of Directors of HAC, the approval of the individual shareholders of HGL and the completion by HAC of a satisfactory review of the legal, financial and business condition and prospects of HGL and the WFOE. The Parties will use their reasonable best efforts to negotiate in good faith the Definitive Agreement, which will contain, among other standard terms and conditions, the following provisions:

(a)	In consideration for the transfer of all of the issued and outstanding shares of HGL, HAC will issue shares of its common stock to the shareholders of HGL in the agreed upon amounts.

(b)	The resignation of the officers and directors of HAC will become effective immediately after the closing of the Transaction, with such vacancies filled by the nominees of HGL.
(c)	Any necessary third-party consents shall be obtained prior to closing, including but not limited to any consents required to be obtained from HAC and HGL’s and the WFOE’s lenders, creditors, vendors and lessors.
(d)	Each Party shall have completed its due diligence review of the other respective Parties and shall be reasonably satisfied with the results of such review.
(e)	The Definitive Agreement will contain representations and warranties of the Parties, covenants, indemnification provisions and such conditions to closing as are customary in a Transaction of this nature. Among other things, the Parties anticipate that closing of the Definitive Agreement will be conditioned upon the completion of audits for the relevant periods of both HGL and the WFOE. The shares of common stock to be offered by HAC in the exchange Transaction with the shareholders of HGL have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

2. Conduct of Business. Prior to the execution of the Definitive Agreement and the closing of the Transaction, HAC, the WFOE and HGL will each conduct their respective operations in the ordinary course consistent with past practice and will not issue any capital stock or grant any options with respect to any shares of their respective capital stock, nor will either Party make any distributions, dividends or other payments to any affiliate or shareholders.

3. Public Announcements. Neither Party will make any public disclosure concerning the matters set forth in this Memorandum of Understanding or the negotiation of the proposed Transaction without the prior written consent of the other Party, which consent shall not be unreasonably withheld. If and when either Party desires to make such public disclosure, after receiving such prior written consent, the disclosing Party will give the other Party an opportunity to review and comment on any such disclosure in advance of public release. Notwithstanding the above, to the extent that either Party is advised by counsel that disclosure of the matters set forth in this Memorandum of Understanding is required by applicable securities laws or to the extent that such disclosure is ordered by a court of competent jurisdiction or is otherwise required by law, then such disclosing Party will provide the other Party, if reasonably possible under the circumstances, prior notice of such disclosure as well as an opportunity to review and comment on such disclosure in advance of the public release.

4. Due Diligence; Confidentiality Agreement. Each Party and its representatives, officers, employees and advisors, including accountants and legal advisors, will provide the other Party and its representatives, officers, employees and advisors, including accountants and legal advisors, with all information, books, records and property (collectively, “Transaction Information”) that such other Party reasonably considers necessary or appropriate in connection with its due diligence inquiry. Each Party agrees to make available to the other Party such officers, employees, consultants, advisors and others as reasonably requested by the other Party for meetings, visits, questions and discussions concerning each other and the Transaction. Each of the Parties will use its reasonable best efforts to maintain the confidentiality of the Transaction Information, unless all or part of the Transaction Information is required to be disclosed by applicable securities laws or to the extent that such disclosure is ordered by a court of competent jurisdiction. Each Party will have until 5:00 p.m. China standard time on April 19, 2019 (the “Due Diligence Review Period”) to complete its initial due diligence review, unless the Definitive Agreement specifies a different deadline for completion of such due diligence review. Due to the commercially sensitive nature of the Transaction Information, promptly following the execution of this Memorandum of Understanding, both Parties shall cause their respective directors, representatives, officers, employees and advisors, including accountants and legal advisors, who receive Transaction Information to enter into a confidentiality agreement in form and substance reasonably satisfactory to the other Party.

5. Exclusivity. In consideration for the mutual covenants and agreements contained herein, until the earlier of the closing of the Transaction or termination of this Memorandum of Understanding in accordance with its terms, neither Party, nor their respective officers, directors, employees, shareholders and other representatives either will or permit any of their respective affiliates to, directly or indirectly, solicit, discuss, accept, approve, respond to or encourage (including by way of furnishing information) any inquiries or proposals relating to, or engage in any negotiations with any third party with respect to any transaction similar to the Transaction or any transaction involving the transfer of a significant or controlling interest in the assets or capital stock of any party, including, but not limited to, a merger, acquisition, strategic investment or similar transaction (“Acquisition Proposal”). If either Party or any of their officers or their affiliates receives a proposal or inquiry from any third party relating to an Acquisition Proposal, it will provide the other Party with copies of any such notice inquiry or proposal. Notwithstanding the foregoing, nothing in this Section 5 will be construed as prohibiting the board of directors of either Party from (a) making any disclosure required by applicable law to its shareholders; or (b) responding to any unsolicited proposal or inquiry (other than an Acquisition Proposal by a third party) by advising the person making such proposal or inquiry of the terms of this Section 5.

6. Termination. This Memorandum of Understanding may be terminated (a) by mutual written consent of the Parties hereto, (b) by either Party (i) after 5:00 p.m. China standard time on April 19, 2019 if a Definitive Agreement is not executed and delivered by the Parties prior to such time, or (ii) if the Transaction is enjoined by a court or any governmental body, or (c) by either Party, if it is not satisfied with the results of its due diligence investigation of the other Party in its sole and absolute discretion.

7. No Brokers. Each Party represents and warrants to the other that there are no brokers or finders entitled to any compensation with respect to the execution of this Memorandum of Understanding, and each agrees to indemnify and hold the other harmless from and against any expenses or damages incurred as a result of a breach of this representation and warranty.

8. Expenses. Each of the Parties will be responsible for its own expenses in connection with the Transaction, including fees and expenses of legal, accounting and financial advisors.

9. Choice of Law. This Memorandum of Understanding shall be governed by and construed in accordance with the internal substantive laws of the State of Nevada.

10. Compliance with the Securities Laws. HGL and its shareholders acknowledge that it and its officers, directors, shareholders and employees and other representatives may, in connection with their consideration of the proposed Transaction, come into possession of material non-public information about HAC. Accordingly, HGL and its respective shareholders will use their best efforts to ensure that none of its officers, directors, shareholders and employees or other representatives will trade (or cause or encourage any third party to trade) in any of the securities which they will receive as a result of the Transaction while in possession of any such material, non-public information. HAC acknowledges that it and its officers, directors, shareholders and employees and other representatives may, in connection with their consideration of the proposed Transaction, come into possession of material non-public information about HGL and its respective affiliates. Accordingly, HAC will use its best efforts to ensure that none of its officers, directors, shareholders and employees or other representatives will trade (or cause or encourage any third party to trade) in any of the securities of HAC while in possession of any such material, non-public information.

11. Counterparts. This Memorandum of Understanding maybe executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Memorandum of Understanding may be executed by facsimile, portable document format (.pdf) or similar technology signature, and all such signatures shall constitute originals for all purposes.

12. Effect. This Memorandum of Understanding is non-binding as between the Parties, except as to the provisions of Paragraph 4, 5 and 9, above. Signing this Memorandum of Understanding shall not create an obligation by any Party to enter into or agree to be bound by a Definitive Agreement.

13. Redomicile. The Parties acknowledge that HAC is in the process of redomiciling from Nevada to the Cayman Islands. Accordingly, it is agreed that the obligation of HAC under this Memorandum of Understanding will be assumed by the Cayman company as the surviving company in the redomicile merger. It is anticipated that the redomicile merger will be completed on or after April 15, 2019, which will be before the Transaction is completed. As a result of the Redomicile Merger all shares issued in the Transaction will be issued by the Cayman company, and the Cayman company will assume all responsibility for the Company’s obligations under the MOU and the definitive exchange agreement.

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If the foregoing proposal is agreeable to you, and you are prepared to accept it, would you please so indicate on the copy of this letter enclosed herewith in the space provided, and return the same to the undersigned as soon as you can conveniently do so. This Memorandum of Understanding will terminate at 5:00 p.m. China standard time on March 22, 2019 unless it has been duly executed by or on behalf of the Parties prior to such time.

Very truly yours,

HUALE ACOUSTICS CORPORATION

By:	/s/ HUANG Zhicheng
HUANG Zhicheng, President

Agreed and Accepted:

HUALE GROUP CO., LIMITED

By:	/s/ HUANG Yusheng
HUANG Yusheng, Managing Director